Exhibit 1 — Press Releases of the Registrant

Document No.	Date of Document	Title of Document

1.69	May 31, 2007	News Release(2)

1.70	June 1, 2007	News Release(2)

1.71	June 5, 2007	News Release(2)

1.72	June 13, 2007	News Release(2)

1.73	June 28, 2007	News Release(2)

1.74	July 10, 2007	News Release(2)

1.75	July 16, 2007	News Release(2)

441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

May 31, 2007

CENTURY MINING REPORTS FIRST QUARTER NET INCOME OF $2.0 MILLION
AND OPERATING PROFIT OF $5.4 MILLION

- Company records third consecutive quarterly net incom -

Blaine, WA: Century Mining Corporation (CMM: TSX-V) is pleased to announce its financial and operating results for the first quarter ended March 31, 2007 and initiatives for this year.

(This news release contains forward looking information that is subject to risk factors and assumptions as set out in our Cautionary Statement on Forward-Looking information located at the end of this news release).

Conference call

Management will host a conference call on Friday, June 1 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss 2007 first quarter results and future developments at its operations in Québec and Peru.  Mining analysts, investors and the media are invited to phone 1-800-857-3793, or 1-210-839-8504 if outside Canada and the U.S.A., followed by the pass code 2038608 approximately 5 minutes before the start of management’s presentation. The presentation will be followed by a question and answer period.  A replay of the conference call can be heard through Friday, June 8 by dialing 1- 800-835-4112, or from outside North America 1-203-369-3829.

First Quarter Highlights

•                  Net income totaled $2.0 million or $0.02 per share (diluted), compared to a net loss of $1.2 million in the first quarter of 2006.

•                  Operating profit from mining operations was $5.4 million.

•                  Total gold production was 16,749 ounces.

•                  The Company sold a total of 17,065 ounces of gold in the first quarter, at an average selling price of US$656.

•                  Total cash costs for the first quarter were US$386 per ounce.

•                  Revenue increased to $13.1 million, up 17.7% from last year’s first quarter.

Major Subsequent Events

•                  Century received Lamaque underground permit and commenced underground mining operations.

•                  Century acquired Mina Rosario de Belen in Peru, expanding global operations to four operating mines.

•                  The Company completed a $12 million equity financing to fund the Mina Rosario de Belen acquisition and other capital requirements.

•                  Century acquired control of the Shahuindo Project in Peru, in addition to surrounding properties and surface rights.

•                  Century optioned the Atimmsa Project in Peru.

Summary of first quarter operating results and recent positive initiatives

Revenue in the first quarter ended March 31, 2007, was $13.1 million, up 17.7% from $11.2 million in the same period a year ago.  Increased revenue was mainly due to favorable trends in the price of gold, which the company believes will continue for the foreseeable future.  The Company intends to leverage favorable trends in metals prices to continually enhance profitability.

The table below summarizes operating results and financial position in the last five quarters.

Canadian dollars	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006
Results
Mine revenues	13,124,871	11,059,159	11,045,950	11,878,882	11,151,726
Operating profit from mining operations	5,379,146	5,080,956	3,671,599	2,911,936	2,038,921
Net income (loss)	1,979,815	2,554,626	1,107,485	(1,198,135)	(1,197,835)
Net income (loss) per share	0.02	0.02	0.01	(0.01)	(0.01)
Financial position
Cash and cash equivalents	276,111	802,132	3,436,073	8,481,360	2,883,663
Total assets	103,119,278	98,783,040	94,407,128	88,166,375	59,163,033
Long-term debt	12,081,246	11,921,972	11,921,972	11,921,972	12,345,922
Shareholders’ equity	64,549,544	60,129,560	56,937,514	55,747,845	24,492,475
Shares issued and outstanding	123,147,019	117,859,689	115,762,884	115,574,009	88,110,789

In the first quarter, the Company recorded an operating profit from mining operations of $5.4 million, a dramatic increase from last year’s first quarter total of $2.0 million.  The Company also achieved a net profit of $2.0 million, or $0.02 per share for the period, the third consecutive quarter of net earnings.  This compares to a net loss of $1.2 million, or $0.01 per share, in the comparable period a year ago.

The following table presents production results for the last five quarters.

Period	Realized Gold Price (US$/oz)	Ounces Gold Produced	Cash Cost (US$/oz)
Q1-07	656	16,749	386
Q4-06	621	16,494	330	*
Q3-06	581	16,952	422
Q2-06	588	18,012	414
Q1-06	510	18,943	386

*2006 fourth quarter operating costs reflect a change in the average life-of-mine stripping ratio resulting in additional capitalized deferred stripping and are not an indication of the cash cost of operations on an ongoing basis.

The following table presents 2007 first quarter results by operation.

	Sigma Mine	San Juan Mine
Tonnes ore milled	317,188	14,404
Head grade (g/t)	1.51	5.93
Recovery (%)	93.0	87.7
Recovered gold (oz.)	14,515	2,234
Cash costs (US$/oz.)	395	323

Century produced a total of 16,749 ounces during the period at a cash cost of US$386 per ounce.  The Company sold 17,065 ounces of gold in the first quarter, compared to 19,987 ounces of gold sold in the same period a year ago.  Gold production in the first quarter does not include any production from the Lamaque underground mine or the recent expansion at San Juan.  Production for the next three quarters is expected to steadily increase, and forecasted total production for 2007 remains at 100,000 ounces of gold.

Corporate administration expenses were $1,131,818, compared to $692,140 in last year’s first quarter.  This increase reflected a higher level of head office activity associated with operating the Sigma Mine and the San Juan Mine, including salaries and benefits at higher staffing levels.

Before net changes to non-cash working capital balances, cash flows provided by operating activities were $2,505,344.  After the net change to non-cash working capital balances, cash flows provided by operating activities in the first quarter were $2,891,264.

Strategic Mining Shift at Sigma/Lamaque Complex

Pursuant to the receipt of the Lamaque Underground mining permit in April 2007, Century has conducted a thorough review of its operations at the Sigma/Lamaque Complex for the purpose of optimizing operations and continually increasing profitability.  As a result, the Company will implement the operational changes and strategies outlined as follows.

Strategic Change

The new plan includes a strategic shift to a significantly larger percentage of Sigma/Lamaque production from underground operations, which will result in a gradual phasing out of mining from the Sigma open pit in late 2009.  Open pit mining will continue at the Lamaque West Plug.  This strategic shift will facilitate an improved long-term mine plan for the Sigma/Lamaque Complex, as well as lower costs and increased cash flow.

Background

In determining the new plan, the Company evaluated the following issues:

•                  Increasing cash costs associated with mining the Sigma open pit

•                  Prohibitive price trends in oil, tires and other spare parts

•                  Accessibility of open pit resources and reserves from underground

•                  Accessibility of additional near-surface resources below pit bottom

•                  Historically low valuation of the Sigma open pit operation by capital markets

Timeline

Century will implement the aforementioned operational changes according to the scheduled shown below.

Production/Resources

The majority of the ore remaining in the Sigma open pit will be accessible by underground mining methods.  Century intends to target both open pit resources and ore located under the Sigma mill from underground operations, thereby facilitating more efficient and cost-effective extraction of these ore bodies.

Margaret Kent, President & CEO commenting on Century’s first quarter results and future prospects said: “We are pleased with the first quarter results, and particularly the Company’s ability to generate positive cash flow and net profit.  We continue to struggle to achieve targets at the Sigma open pit, with equipment parts availability, tire availability, and other issues.  This was one of the main reasons we decided on the strategic shift in operations mentioned above.  From our underground experience at San Juan and Lamaque, the new plan will significantly enhance operations since many of the issues we are dealing with are specific to open pit mining.  We are confident that these revisions to our long-term mine planning will allow Century to further increase profitability, reduce cash costs and maintain efficient mining operations at the Sigma/Lamaque Complex for many years to come.  Although Century has only been mining underground at Lamaque for a short period, we are very encouraged with the initial results.  In Peru, we are making excellent progress in the drilling/exploration program that was started in December at San Juan.  Drilling and exploration activities in Peru will be expanded to include Rosario de Belen and other properties.  Furthermore, we have increased budgets to expedite mill upgrades and mine mechanization at the San Juan Mine.  Century will continue its aggressive growth strategies in both Canada and Peru, whereby we will position the Company to benefit from the results of exploration activities, increased production and favorable trends in precious metals prices.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru.  The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold.  In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production.  Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:

Brent Jones, Manager of Investor Relations

E-mail: bjones@centurymining.com

Phone: (877) 284-6535 or (360) 332-4653

Fax: (360) 332-4652

Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

JUDICIARY

COURT FOR COMMERCIAL MATTERS – CSJ LIMA

Av. Petit Thouars No. 4979 – Miraflores

NOTICE No. 2007-115905-JR-CI

File:	2007-00659-72-1801-JR-CI-3
Matter:	Legal action annulment
Judge	Gamero Vildoso, Luis Miguel
Current Court:	3rd Court for Civil and Commercial Matters
Legal Specialist:	Lopez Mendoza, Patricia V.
Plaintiff:	Century Mining Corporation
Defendant:	Arias Vargas de Gamero, Verónica Rocio
Defendant:	Arias Vargas de Ucelli, Mónica Patricia
Addressee:	CENTURY MINING CORPORATION
Procedural Address:	Av. Del Parque Sur No. 406 – Corpac, San Isidro District.
San Isidro – Lima – Lima

Judicial Ruling No RES22 attached.

Attaching the following: Judicial Ruling 22

File : 2007-00659-72-1801-JR-CI-3

Matter: Legal Action Annulment

Judicial Ruling No. 22

Miraflores, May 29th, 2007

Pursuant to the appeal submitted by Century Mining Corporacion and attached court filing fee, as the prior writ fulfils the requirements provided in sections 366 and 367 of the Code of Civil Procedures specifying the error of fact that at your discretion it has been incurred in the challenged judicial ruling, the nature of the grievance and your objection filed within the term stipulated in section 376 of the same legal body: IT IS ORDERED TO CONFER APPEAL WITH SUSPENSIVE EFFECT against judicial ruling No. 20 dated May 10th 2007; therefore, it is ordered to take the records to a higher court with due notice and the respective acknowledge of receipt being remanded. Let it be notified.

(Signed)	Dr. Luis Miguel Gamero Vildose
Judge
3rd Civil Court with Subspecialty in Commercial Matters
Court of Appeals in and for Lima
Judicary

(Signed)	Patricia illegible Mendoza
3rd Civil Court with Subspecialty in Commercial Matters
Court of Appeals in and for Lima
Judiciary

441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

June 5, 2007

CENTURY MINING PROVIDES UPDATE ON PODEROSA LITIGATION STATUS

- Injunction on sale of Poderosa shares still in effect -

BLAINE, WA: Century Mining Corporation (CMM: TSX-V) is pleased to provide an update on the Poderosa litigation in Peru.  The defendants to the breach of contract claim Century Mining filed in Peru on May 15, 2007 failed to appear at the mediation hearing held on June 4, 2007.  As a result, this matter will now proceed to trial, where Century is seeking damages totaling US$85 million.

The following were parties to the term sheet and in breach sold their Poderosa shares to San Manuel:

•                  Mónica Patricia Arias Vargas De Ucelli

•                  Verónica Rociío Arias Vargas de Gamero

•                  White Peak Resources Inc.

•                  Koriarias Inc.

The following are additionally named as defendants and were involved in the transaction or related to the above former shareholders:

•                  Luz Evangelina Arias Vargas De Sologuren

•                  Compania Minera Poderosa S.A.

•                  Compania Minera Atacocha S.A.

•                  Corporación Minera San Manuel S.A.

•                  Ana Carolina Arias Vargas de Picasso and Jose Enrique Juan Picasso Salinas

Century’s claim is based on the improper sale of approximately 37% of the issued shares of Compania Minera La Poderosa S.A. (CMPSA) to Compania Minera San Manuel S.A.  This was a breach of a contract between the defendants and Century Mining, signed October 12, 2006.

In addition, Century Mining succeeded in maintaining the injunction on the transfer of all CMPSA shares currently held by Minera San Manuel whose total shareholding of CMPSA now represents 51% of the issued capital of CMPSA.

Margaret Kent, President and CEO commented, “Given the defendants’ failure to appear at the mediation hearing, we are well-positioned to succeed at trial as we demonstrate the breach of contract by the defendants.  We maintained good faith in our negotiations with the selling group from the beginning of the negotiations process, and we are now pursuing this legal action to protect the interests our shareholders.”

On behalf of the Board of Directors,

“Margaret M. Kent”

Chairman, President and C.E.O.

For further information, please contact:

Brent Jones

Manager, Investor Relations

E-mail: bjones@centurymining.com

Phone: (360) 332-4653

Fax: (360) 332-4652

Web site: www@centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

June 13, 2007

SULLIDEN RESORTS TO DESPERATE TACTICS IN PERU

BLAINE, WA: Century Mining Corporation (CMM: TSX-V) reports that criminal charges recently have been levied by Sulliden Peru against a senior executive of Century Mining’s Peruvian subsidiary for signing the agreements to purchase Minera Algamarca S.A. and Exploraciones Algamarca S.A..  These charges reflect desperate measures which Century Mining considers are designed to distract Sulliden shareholders from the weakness of Sulliden’s legal position in the ongoing dispute concerning title to the Shahuindo property.

“We believe this to be another desperate smear tactic by Sulliden whose case to win Shahuindo is weak and fading,” says Margaret Kent, CEO of Century Mining. “Century’s intention is to build a mine at Shahuindo; Sulliden appears focused only on launching warfare in the courts.”

On behalf of the Board of Directors,

“Margaret M. Kent”

Chairman, President and C.E.O.

For further information, please contact:
Brent Jones
Manager, Investor Relations
E-mail: bjones@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Web site: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

441 Peace Portal Drive  Blaine  WA  98230

Phone: (360) 332-4653  Fax: (360) 332-4652  E-mail: info@centurymining.com

PRESS RELEASE

CENTURY MINING COMPLETES ACQUISITION OF THIRD MINE

Blaine, WA.  June 28, 2007 – Century Mining Corporation (TSX-V: CMM), today announced that the public registration of the transfer of title of Rosario de Belen from a private family in Peru has been concluded.

The acquisition was completed by two wholly owned subsidiaries of the Company, Century Mining Peru S.A.C. and Century Mining Finance Corp.  As previously announced, Century issued one million Century shares to the sellers as consideration for the purchase.  Terms of the deal include a total purchase price of US$20.5 million in cash, of which US$3.25 million was paid on closing.  Remaining payments include US$3.25 million six months after closing and US$13 million 12 months after closing, along with 500,000 shares of Century. Century has also agreed to pay a 1.5% NSR royalty to the sellers.

Mina Rosario de Belen began operations in February 2007 as an open-pit heap leach mine with an initial and expandable ore processing capacity of 5,000 tonnes per day. The mine and processing plant, still in the start-up phase, are currently operating at a rate of approximately 3,000 tonnes of ore per day. The processing plant includes both a zinc precipitation circuit and a new carbon absorption circuit.  Mina Rosario de Belen is equipped with leach-pad capacity for 10-million tonnes and a Merrill-Crowe zinc precipitation circuit, which currently operates at 530 gallons per minute.

Century Mining took over operations at Rosario de Belen on May 6, 2007.  Current start-up monthly production, on one 8-hour shift per day, 5 days per week, is 650 ounces of gold and 6,500 ounces of silver. Century management believes that the mine’s production can be increased to approximately 25,000 to 30,000 gold-equivalent ounces per year. Gold equivalents are calculated using a US$600/oz gold price and US$10/oz silver price. Cash costs of production are reported to be in the US$250-$300/oz range during the current start-up phase. A feasibility study has not been completed by Century and the estimate provided by the previous owners should not be relied upon.  There is no compliant current mineral resource estimate and there is no certainty that the company’s projected output will be viable.

Gold/silver mineralization at Rosario de Belen is associated with an intrusive sub-volcanic unit that has cut across the sedimentary rocks of the Chimu Formation. The Chimu Formation hosts the nearby Santa Rosa gold deposit, which is currently producing 140,000 gold-equivalent ounces per year, and is also host to world-class gold deposits

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including Lagunas Norte, which is producing 1.1 million ounces of gold per year, and Yanacocha, which is producing 2.6 million ounces of gold per year.

Century Geologists have spent the last month on the property and have observed and identified important new structural controls on gold mineralization.  The Company Geologists believe these controls offer an exploration approach that could rapidly focus definition efforts to significantly expand the resource base and favorably impact the production potential of the deposit.  Century will finalize feasibility work on expansion plans when the ultimate size of the deposit has been determined.

Margaret Kent, President & CEO said: “We are pleased to have successfully completed this transaction to acquire our second mine in Peru, and third mine companywide.  Rosario de Belen has added immediate ounces to Century’s production profile, and will provide significant exploration upside. The Company plans to aggressively increase resources here. This acquisition is consistent with the Company’s strategy of finding and financing producing but undervalued gold mines on terms that increase shareholder value.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru.  The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold.  In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production.  The Company has also recently acquired Rosario de Belen where it accounts for 100% of both gold and silver production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”,

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“believe”, “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

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441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

SULLIDEN CONTINUES TO CREATE UNNECESSARY DELAYS IN THE LEGAL

PROCEEDINGS IN PERU

•                  Court in Peru rejects for the second time a motion by Sulliden to postpone the hearing on the nullity of the Sulliden Shahuindo purchase and sale agreement.

•                  The Court also warned Sulliden’s legal defense that it would apply sanctions if Sulliden continues to submit unfounded motions causing further delays in the proceedings.

Blaine, WA.  July 10, 2007 – Century Mining Corporation (TSX-V: CMM), today announced that for the second time in three months the 64th Civil Court in Lima rejected a motion by Minera Sulliden Shahuindo S.A.C. to suspend the legal proceedings on the nullity of the 2002 contract for the transfer of Shahuindo mining concessions to Sulliden then owned by Compania Minera Algamarca S.A. and Exploraciones Algamarca S.A.

In a resolution of the 64th Civil Court of Lima dated June 25, 2007, the Court further warned Sulliden’s legal counsel that if it continues to make unfounded petitions to the Court causing unnecessary delays in these proceedings, the Court will apply legal sanctions against Sulliden and its counsel.

Importantly, this Court openly recognized that Sulliden has been causing unnecessary delays by entering motions that have no reasonable legal basis; all in a manner inconsistent with the obligations of honesty and good faith.

Peggy Kent, President and CEO of Century Mining Corporation, commented, “It is increasingly evident that Sulliden is merely causing delays in the legal proceedings because it is concerned about the ultimate outcome.  We remain extremely confident that Century acquired the Shahuindo property from the rightful owners and therefore we are eager to see an expeditious resolution of these legal disputes.  We look forward to applying our rich mining expertise in Peru to developing the mining concessions at Shahuindo”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru.  The Company owns and

1

produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold.  In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production.  The Company has also recently acquired Rosario de Belen where it accounts for 100% of both gold and silver production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:

Brent Jones, Manager of Investor Relations

E-mail: bjones@centurymining.com

Phone: (877) 284-6535 or (360) 332-4653

Fax: (360) 332-4652

Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

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441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

July 16, 2007

CENTURY MINING GRANTS STOCK OPTIONS

Blaine, WA: Century Mining Corporation (CMM: TSX-V) announces that it has granted a total of 1,650,000 stock options, of which 1,000,000 stock options were granted to directors and officers of the Company.  The stock options are exercisable into common shares of Century at an exercise price of C$0.86 per share for a period of five years.  Century’s common shares closed at C$0.86 on the TSX Venture Exchange on July 13, 2007.

Century Mining has 137,825,915 common shares issued and outstanding.  Under the terms of the Company’s “rolling” Incentive Stock Option Plan, a maximum of 13,782,592 shares are available to be issued pursuant to the exercise of options at this time.  Including this grant of 1,650,000 options, a total of 7,103,750 shares have been reserved for issuance pursuant to outstanding option grants.  A further 6,678,842 shares are available for issuance pursuant to future option grants at this time.

Century Mining advises that Diana Rollo, Chief Financial Officer, has left the Company.  The Company intends to conduct a search for a new Chief Financial Officer immediately.  In the meantime, Richard Meschke will assume the responsibilities of Chief Financial Officer.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru.  The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold.  In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production.  The Company has also recently acquired Rosario de Belen where it accounts for 100% of both gold and silver production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:

Brent Jones, Manager of Investor Relations

E-mail: bjones@centurymining.com

Phone: (877) 284-6535 or (360) 332-4653

Fax: (360) 332-4652

Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.